SECURI ... ION

06002618

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive ~~Comphensive Insurance~~ Programs, Inc DBA/CPI Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

513 Centennial Blvd.
(No. and Street)

Voorhees, NJ 08043
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gayle Mergenthal 856-874-1250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolis and Company
(Name – *if individual, state last, first, middle name*)

401 E City Avenue, Suite 600 Bala Cynwyd PA 19004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
FEB 16 2006
WASH, D.C. 185 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary D. DeVicci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehwensive Programs Inc., d/b/a/ CPI Capital, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GAIL BOYCKS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires [illegible]

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Comprehensive Programs, Inc.
D/B/A CPI Capital
Voorhees, New Jersey

We have audited the accompanying statement of financial condition of Comprehensive Programs, Inc. D/B/A CPI Capital as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Programs, Inc. D/B/A CPI Capital as of December 31, 2005 and 2004, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
January 31, 2006

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Independent Member B K R *International*
www.marg.com

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2005	DECEMBER 31, 2004
ASSETS		
Cash and cash equivalents	$ 63,363	$ 73,669
Receivables from broker-dealers	65,667	215,663
Clearing deposit	28,811	28,110
Due from parent	74,561	-
Equipment, net of accumulated depreciation of $3,626 and $3,601, respectively	50	75
Other assets	11,669	7,879
	$244,121	$325,396
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions payable to agents	$ 34,858	$ 39,407
Accounts payable and accrued expenses	4,478	5,716
Due to parent	-	1,295
	39,336	46,418
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	50,000	50,000
Retained earnings	154,685	228,878
Total stockholder's equity	204,785	278,978
	$244,121	$325,396

The notes to financial statements are an integral part of the above statement.

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Revenues:		
Commissions and fees	$1,937,435	$1,831,974
Interest income	1,784	603
Realized loss on sale of marketable securities	-	(619)
	1,939,219	1,831,958
Expenses:		
Commission expense	1,189,686	1,058,359
Employee compensation and benefits	134,994	133,036
Regulatory and clearing fees	37,316	50,289
Other operating expenses	71,416	77,853
Management fees	580,000	358,000
	2,013,412	1,677,537
Net income (loss)	($ 74,193)	$ 154,421

The notes to financial statements are an integral part of the above statement.

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

STATEMENT OF STOCKHOLDER'S EQUITY

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
Balance, December 31, 2003	$100	$50,000	$ 74,457	($465)	$124,092
Comprehensive income:					
Net income			154,421		154,421
Reclassification adjustment for losses realized	—	—	—	465	465
Total comprehensive income					154,886
Balance, December 31, 2004	100	50,000	228,878		278,978
Net loss	—	—	(74,193)	—	(74,193)
Balance, December 31, 2005	$100	$50,000	$154,685	$ -	$204,785

The notes to financial statements are an integral part of the above statement.

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2005	2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities:		
Net income (loss)	($ 74,193)	$154,421
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	25	25
Loss on sale of marketable securities	-	619
(Increase) decrease in operating assets:		
Clearing deposit	(701)	(2,866)
Receivables	149,996	(54,224)
Other assets	(3,790)	(4,590)
Increase (decrease) in operating liabilities:		
Accrued commissions payable to agents	(4,549)	(95,724)
Accounts payable and accrued expenses	(1,238)	3,216
Net cash provided by operating activities	65,550	877
Cash flows from investing activities:		
Proceeds from sale of marketable securities	-	2,681
Due to/from parent	(75,856)	(2,692)
Net cash (used in) investing activities	(75,856)	(11)
Net increase (decrease) in cash and cash equivalents	(10,306)	866
Cash at beginning of year	73,669	72,803
Cash at end of year	$63,363	$ 73,669

The notes to financial statements are an integral part of the above statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business - The Company is a registered broker-dealer with the National Association of Securities Dealers and operates through Raymond James & Associates, Inc., a clearing broker-dealer, whose products include mutual fund shares, variable life insurance products and variable annuity products. The Company does not hold or receive client funds.

The Company is a 100% owned subsidiary of Comprehensive Insurance Programs, Inc. whose principal business activity is brokering insurance products that do not have an investment aspect.

Cash equivalents - Cash equivalents consist of certificates of deposit maturing within three months.

Marketable securities - Marketable securities were classified as available for sale and consisted of shares of common stock. The investments were reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholder's equity. Fair values for marketable securities were based on quoted market prices. Realized losses on the sale of marketable securities are included in earnings for the year ended December 31, 2004.

Revenue recognition - Investment advisory fees calculated as a percentage of assets under management are recognized ratably over the term of the contract. These fees are collected by a custodian and remitted to the Company. Fees for financial planning services calculated on an hourly basis are recognized as the services are provided and are collected directly from the client. Fees received in advance and not yet earned are recorded as unearned fees on the statement of financial condition. There were no unearned fees as of December 31, 2005 and 2004. Commissions are recognized in income based on the trade date of the transactions.

Receivables - Amounts due from broker-dealers are stated at the amount management expects to collect from outstanding balances. Management believes that all amounts are fully collectible.

Depreciation - Equipment is stated at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful life of the equipment.

Income taxes - The Company is treated as a Qualified Subchapter "S" Subsidiary ("QSSS") for income tax purposes. Accordingly, the tax consequences of the Company pass through to its parent company, Comprehensive Insurance Programs, Inc., and ultimately, to the stockholders of Comprehensive Insurance Programs, Inc.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company and its parent make non-interest bearing advances to each other for working capital purposes, as required. The amount due from its parent was $74,561 at December 31, 2005 and the amount due to its parent was $1,295 at December 31, 2004.

The parent also provides certain services to the Company for which it charged a management fee of $580,000 and $358,000 for the years ended December 31, 2005 and 2004, respectively. The parent also charged the Company for a portion of certain shared operating expenses such as rent, telephone and office expenses. These charges amounted to approximately $23,000 and $26,000 for the years ended December 31, 2005 and 2004, respectively.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2005 and 2004, the Company had net capital of $70,506 and $73,147, respectively, which was $20,506 and $23,147, respectively, in excess of the required net capital of $50,000 at December 31, 2005 and 2004. The Company's net capital ratio was .56 to 1 at December 31, 2005 and .63 to 1 at December 31, 2004.

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	YEAR ENDED DECEMBER 31, 2005	2004
NET CAPITAL		
Total stockholder's equity	$204,785	$278,978
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	204,785	278,978
Deductions and/or charges:		
Non-allowable assets:		
Non-allowable receivables	-	149,070
Clearing deposit	28,811	28,110
Management fees receivable	16,938	18,538
12b-1 receivables from broker-dealers	2,250	2,159
Equipment, net	50	75
Other assets	11,669	7,879
Due from parent	74,561	-
	134,279	205,831
Net capital	$ 70,506	$ 73,147
AGGREGATE INDEBTEDNESS		
Accrued commissions payable to agents	$34,858	$39,407
Accounts payable and accrued expenses	4,478	5,716
Due to parent	-	1,295
Total aggregate indebtedness	$39,336	$46,418
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$20,506	$23,147
Excess net capital at 1,000 percent	$66,572	$68,505
Ratio: Aggregate indebtedness to net capital	.56 to 1	.63 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIa of Form X-17A-5 as of December 31, 2005 and 2004)
There is no difference from the Company's computation.

INDEPENDENT AUDITOR'S REPORT ON
<u>INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5</u>

Board of Directors
Comprehensive Programs, Inc.
D/B/A CPI Capital
Voorhees, New Jersey

In planning and performing our audit of the financial statements of Comprehensive Programs, Inc. D/B/A CPI Capital (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
January 31, 2006

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742